SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 2, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004

                                                                                Microcell Telecommunications Inc.

                                                                     By:

                                                                                /s/ Jocelyn Cote
                                                                                --------------------------------------------------------------------
                                                                                Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

March 24, 2004

  Press Release

Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on March 24, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On March 24, 2004, Microcell announced that it has filed a final prospectus with the securities authorities in each province of Canada in connection with its previously-announced rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares.
  Full Description of Material Change

On March 24, 2004, Microcell announced that it has filed a final prospectus with the securities authorities in each province of Canada in connection with its previously-announced rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares.

Shareholders of record at the close of business on April 2, 2004 will receive one right for every share held. Every five rights will entitle the holder to purchase one Class B Non-Voting Share at a price of C$22.00 per share (equivalent to approximately US$16.52 per share based on the current exchange rate) prior to the expiry time of 5:00 p.m. (Montreal time) on April 28, 2004. Rights not exercised before the expiry time will be void and of no value. The rights will be listed on the Toronto Stock Exchange from March 31, 2004 until 12:00 p.m. (Montreal time) on April 28, 2004.

Concurrently with the issuance of rights to Canadian shareholders by way of a Canadian prospectus, rights may also be issued to shareholders in the United States who are qualified institutional buyers ("QIBs") and/or institutional accredited investors in transactions exempt from the registration requirements of the United States Securities Act of 1933.

For Canadian Federal income tax purposes, holders of the Company's First Preferred Voting Shares, First Preferred Non-Voting shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares will be deemed to have received on April 2, 2004 a dividend equal to the value of the rights on that date. In the case of preferred shareholders that are not residents of Canada, the Company will be required to withhold 25% of the value of the rights distributed to them. As a result, the Company's subscription agent, Computershare Trust Company of Canada ("Computershare") is authorized to dispose of any rights issued to non-Canadian holders and to use a portion of the proceeds to satisfy any such withholding obligation. Certain U.S. institutional investors entitled to receive the rights pursuant to applicable exemptions will have the option to pay to Computershare the amount of any withholding in order to avoid having their rights sold in the market. Non-Canadian holders that convert their Preferred Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares prior to April 2, 2004 will not be subject to any such withholding.

The estimated net proceeds from the rights offering will be approximately C$97 million. In addition, the Company may receive up to an additional C$50 million from the concurrent minimum purchase of Class B Shares by COM Canada, LLC, a private holding company of Craig O. McCaw, which is acting as standby purchaser for the rights offering.

The combined proceeds will be used by the Company to redeem its Preferred Shares, and any balance will be used to fund capital expenditures and for general corporate purposes.

The Company intends to give a notice of redemption pursuant to which it shall redeem, as of May 1, 2004, Preferred Shares then outstanding having a minimum redemption price of approximately C$97 million and a maximum redemption price of approximately C$147 million in the aggregate of its Preferred Shares subject to applicable law and subject to and in accordance with the provisions of the restated articles of incorporation of the Company, including those relating to the application of equity proceeds. Such redemption will be subject to the right of the holders of Preferred Shares to convert such shares into Class A Restricted Voting Shares or Class B Non-Voting Shares prior to their redemption.

The notice of redemption will stipulate that no redemption will occur in the event that the rights offering is not completed. The redemption price of each Preferred Share so redeemed as of May 1, 2004 shall be C$16.39 per share, representing the redemption price of the Preferred Shares as computed pursuant to the Company's restated articles of incorporation.

In addition, Microcell announced that it has appointed Merrill Lynch Canada Inc. ("Merrill Lynch") as exclusive soliciting dealer in connection with the rights offering. Merrill Lynch will also provide advice and technical support with respect to the solicitation by the Company of Canadian shareholders and certain institutional shareholders in the United States.

  Reliance on Section 75(3)

Not applicable.

  Omitted Information

Not applicable

  Senior Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 2nd day of April, 2004 at Montreal, Quebec.

/s/ Jocelyn Cote
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Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material
Change Report dated March 24, 2004

News Release

For immediate release

MICROCELL FILES FINAL PROSPECTUS FOR EQUITY RIGHTS OFFERING

Company to use proceeds to redeem preferred shares

Montreal, March 24, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced that it has filed a final prospectus with the securities authorities in each province of Canada in connection with its previously-announced rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares.

Shareholders of record at the close of business on April 2, 2004 will receive one right for every share held. Every five rights will entitle the holder to purchase one Class B Non-Voting Share at a price of C$22.00 per share (equivalent to approximately US$16.52 per share based on the current exchange rate) prior to the expiry time of 5:00 p.m. (Montreal time) on April 28, 2004. Rights not exercised before the expiry time will be void and of no value. The rights will be listed on the Toronto Stock Exchange from March 31, 2004 until 12:00 p.m. (Montreal time) on April 28, 2004.

Concurrently with the issuance of rights to Canadian shareholders by way of a Canadian prospectus, rights may also be issued to shareholders in the United States who are qualified institutional buyers ("QIBs") and/or institutional accredited investors in transactions exempt from the registration requirements of the United States Securities Act of 1933.

For Canadian Federal income tax purposes, holders of the Company's First Preferred Voting Shares, First Preferred Non-Voting shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares will be deemed to have received on April 2, 2004 a dividend equal to the value of the rights on that date. In the case of preferred shareholders that are not residents of Canada, the Company will be required to withhold 25% of the value of the rights distributed to them. As a result, the Company's subscription agent, Computershare Trust Company of Canada ("Computershare") is authorized to dispose of any rights issued to non-Canadian holders and to use a portion of the proceeds to satisfy any such withholding obligation. Certain U.S. institutional investors entitled to receive the rights pursuant to applicable exemptions will have the option to pay to Computershare the amount of any withholding in order to avoid having their rights sold in the market. Non-Canadian holders that convert their Preferred Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares prior to April 2, 2004 will not be subject to any such withholding.

The estimated net proceeds from the rights offering will be approximately C$97 million. In addition, the Company may receive up to an additional C$50 million from the concurrent minimum purchase of Class B Shares by COM Canada, LLC, a private holding company of Craig O. McCaw, which is acting as standby purchaser for the rights offering.

The combined proceeds will be used by the Company to redeem its Preferred Shares, and any balance will be used to fund capital expenditures and for general corporate purposes.

The Company intends to give a notice of redemption pursuant to which it shall redeem, as of May 1, 2004, Preferred Shares then outstanding having a minimum redemption price of approximately C$97 million and a maximum redemption price of approximately C$147 million in the aggregate of its Preferred Shares subject to applicable law and subject to and in accordance with the provisions of the restated articles of incorporation of the Company, including those relating to the application of equity proceeds. Such redemption will be subject to the right of the holders of Preferred Shares to convert such shares into Class A Restricted Voting Shares or Class B Non-Voting Shares prior to their redemption.

The notice of redemption will stipulate that no redemption will occur in the event that the rights offering is not completed. The redemption price of each Preferred Share so redeemed as of May 1, 2004 shall be C$16.39 per share, representing the redemption price of the Preferred Shares as computed pursuant to the Company's restated articles of incorporation.

In addition, Microcell today announced that it has appointed Merrill Lynch Canada Inc. ("Merrill Lynch") as exclusive soliciting dealer in connection with the rights offering. Merrill Lynch will also provide advice and technical support with respect to the solicitation by the Company of Canadian shareholders and certain institutional shareholders in the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any public offering of securities to be made in the United States can only be made by means of a prospectus pursuant to an effective registration statement. Microcell has no intention of filing such a registration statement in connection with this rights offering.

About the Company
 Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control.

Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
 The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
 Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
 Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca